FPC Exemption No. (82-836)

Publication: South China Morning Post **Date:** 6 December 2006
Page: B8 **Where Published:** Hong Kong

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 00142)

DISCLOSEABLE TRANSACTION

First Pacific is pleased to announce that the Republic of the Philippines' Metropolitan Waterworks and Sewerage System has accepted a bid to acquire an 83.97% interest in Maynilad Water Services, Inc. made by a company established by a Consortium which includes a Philippine subsidiary of First Pacific. Maynilad holds an exclusive concession to provide water and sewerage services in the area of West Metro Manila. The 25 year concession was granted in 1997 and will continue until May 2022. Maynilad's exclusive service area comprises approximately 540 sq. kilometres of West Metro Manila and includes eight cities and three municipalities in the Metro Manila area and one city and five municipalities in Cavite province, which is a rapidly industrialising province in the Philippines located due south of the Greater Manila region.

The Consortium's winning bid was made as part of a competitive tender process, the result of which was announced on 5 December 2006. MPIC, a subsidiary of First Pacific, has a 50% interest in the Consortium. The other member of the Consortium is DMCI, which holds the remaining 50% interest in the Consortium.

The terms of the Consortium's winning bid comprise:

(a) the payment of an amount of US$56.7 million in cash (being the minimum cash bid prescribed by the terms of the bidding process) in respect of the acquisition of 83.97% of the equity in Maynilad, the repayment of financial assistance previously provided by MWSS to Maynilad and interest;

(b) the contribution by the Consortium's bidding vehicle of an aggregate amount of additional equity to Maynilad of US$447.2 million over three years. The proceeds of the additional equity contribution to Maynilad will be used by Maynilad for capital expenditure and to repay existing creditors of Maynilad; and

(c) as mandatory requirements of the terms of the bidding process, the establishment of a performance bond in an amount of US$12.0 million in respect of Maynilad's obligations under the concession and the payment of transaction fees and expenses of approximately US$19.6 million.

Agreement in principle has been reached with Ashmore for funds managed by Ashmore to directly or indirectly participate in up to 50% of First Pacific's attributable interest (through MPIC) in the proposed investment in Maynilad and the obligations related thereto. The participation of Ashmore's managed funds would correspondingly reduce First Pacific's attributable interest in, and commitment in respect of, the proposed investment in Maynilad.

The proposed investment is a discloseable transaction for First Pacific under the Listing Rules and a circular containing further details of the proposed investment will be despatched to First Pacific's shareholders in accordance with the requirements of the Listing Rules.

INTRODUCTION

First Pacific Company Limited ("First Pacific") is pleased to announce that the Republic of the Philippines' Metropolitan Waterworks and Sewerage System ("MWSS") has accepted a bid to acquire an 83.97% interest in Maynilad Water Services, Inc. ("Maynilad") made by a company established by a consortium which includes a Philippine subsidiary of First Pacific which is currently wholly owned (the "Consortium"). Maynilad holds an exclusive concession, granted by MWSS on behalf of the Philippine government, to provide water and sewerage services in the area of West Metro Manila. The 25 year concession was granted in 1997 and will continue until May 2022. Maynilad's exclusive service area comprises approximately 540 sq. kilometres of West Metro Manila and includes eight cities and three municipalities in the Metro Manila area and one city and five municipalities in Cavite province, which is a rapidly industrialising province in the Philippines located due south of the Greater Manila region. The total population of Maynilad's service area exceeds 8 million and its network facilities include two treatment plants and approximately 4,100 kilometres of pipes and aqueducts.

MEMBERSHIP OF THE CONSORTIUM

The Consortium's winning bid was made as part of a competitive tender process, the result of which was announced on 5 December 2006. Metro Pacific Investments Corporation ("MPIC"), a Philippine subsidiary of First Pacific, has a 50% interest in the Consortium.

The other member of the Consortium is DMCI Holdings, Inc. ("DMCI"), which holds the remaining 50% interest in the Consortium. DMCI is a leading construction company in the Philippines and currently manages Subic Water & Sewerage Company, Inc. DMCI's shares have been listed on the Philippines Stock Exchange since 1995.

Agreement in principle has been reached with Ashmore Investment Management Limited ("Ashmore") for special situations funds managed by Ashmore to directly or indirectly participate in up to 50% of First Pacific's attributable interest (through MPIC) in the proposed investment in Maynilad and the obligations related thereto. The participation of Ashmore's managed funds would correspondingly reduce First Pacific's attributable interest in, and commitment in respect of, the proposed investment in Maynilad. The details of the participation of Ashmore's managed funds in the investment have yet to be finalised. Further announcement(s) will be made, as appropriate, following finalisation of the terms of Ashmore's participation. Ashmore, which is based in London, is one of the world's leading specialist emerging market managers, managing over US$23 billion in pooled funds, segregated accounts and structured products for pension funds, central banks and other institutional investors.

To the best of the knowledge, information and belief of the directors of First Pacific, having made all reasonable enquiries, each of MWSS, Maynilad, Ashmore and DMCI are third parties independent of First Pacific and its connected persons.

TERMS OF THE CONSORTIUM'S WINNING BID

The terms of the Consortium's winning bid comprise:

(a) the payment of an amount of US$56.7 million in cash in respect of the acquisition of 83.97% of the equity in Maynilad, the repayment of financial assistance previously provided by MWSS to Maynilad and interest. The payment of this amount was stipulated by the terms of the bidding process as the minimum financial bid and comprises US$22.7 million consideration in respect of the acquisition of 83.97% of the equity in Maynilad, US$31.0 million in respect of the repayment of financial assistance previously provided by MWSS to Maynilad and US$3.0 million in respect of interest;

(b) the contribution by the Consortium's bidding vehicle of an aggregate amount of additional equity to Maynilad of US$447.2 million over three years. The proceeds of the additional equity contribution to Maynilad will be used by Maynilad for capital expenditure and to repay existing creditors of Maynilad. Maynilad currently has approximately US$256.8 million of debt that is subject to various debt restructuring agreements. It is a term of the bidding process that, if not paid in cash, the additional equity capital contributions to Maynilad are required to be supported by a standby letter of credit issued by a BBB rated bank; and

(c) as mandatory requirements of the terms of the bidding process, the establishment of a performance bond to be provided by the Consortium's bidding vehicle in an amount of US$12.0 million in respect of Maynilad's obligations under the concession and the payment of transaction fees and expenses of approximately US$19.6 million.

The consideration was determined in the context of a competitive bidding process. Completion of the acquisition of the equity in Maynilad is scheduled to take place on 10 January 2007. The standby letter of credit supporting the obligation of the Consortium's bidding vehicle to make an additional equity contribution to Maynilad, as referred to in (b) above, will also be delivered on completion.

The Consortium's bidding vehicle, The DMCI-MPIC Water Company Inc. ("DMCI-MPIC") paid an aggregate amount of US$120 million into escrow at the time of submission of its bid, which amount will, following DMCI-MPIC's bid having been accepted, be applied towards the total investment by DMCI-MPIC in Maynilad described above. The amount of US$120 million paid into escrow has been provided by the members of the Consortium on a pro rata basis. Funds in the escrow will be applied to subscribe for shares in DMCI-MPIC upon completion of the acquisition. Details of the overall financing plan for the investment have yet to be finalised by the members of the Consortium. However, it is currently anticipated that the balance of US$412.8 million of the total investment amount in connection with the Consortium's bid will be financed by DMCI-MPIC from shareholders' loans and/or equity contributions to DMCI-MPIC from the members of the Consortium, project financing with or without recourse to First Pacific, MPIC, DMCI and the Ashmore managed funds, or by a combination of the foregoing. MPIC's proportion of any amount to be provided to DMCI-MPIC in the form of equity and/or shareholders' loans will be provided by MPIC or First Pacific in accordance with the applicable requirements of the Listing Rules. The obligation of DMCI-MPIC to provide the balance of US$412.8 million of its total investment amount in Maynilad, by way of subscription for equity in Maynilad, will initially be supported by a standby letter of credit to be obtained by DMCI-MPIC.

RATIONALE FOR THE INVESTMENT

The directors of First Pacific believe that the terms of MPIC's participation in the Consortium and the Consortium's investment in Maynilad are fair and reasonable and in the interests of First Pacific's shareholders as a whole. Water distribution is an essential infrastructure service and has the potential to provide stable operating cash flows. Maynilad has over 15 years remaining of a 25 year exclusive concession to provide water to West Metro Manila, an extensive and populous area covering eight cities and three municipalities in the Metro Manila area and one city and five municipalities in Cavite province, which is a rapidly industrialising province. Manila Water is the only other water distributor in Manila and holds the concession to provide water in East Metro Manila. The exclusivity of the concessions and the complexity of the water distribution and waste water facilities make the possibility of new entrants in this sector highly unlikely. Moreover, turnaround opportunities for new management exist, given that Maynilad has undergone an extended period of rehabilitation and limited investment in infrastructure and technology. First Pacific believes that there is significant up side potential in improving revenue water performance and other operational inefficiencies and that the anticipated stable operating cash flows provide an opportunity for attractive returns from the investment.

GENERAL

The net asset value of Maynilad is Php 2,251 million (approximately US$42.4 million). The net profit of Maynilad before and after taxation and extraordinary items was Php 1,445 million (approximately US$26.5 million) and Php 1,416 million (approximately US$25.7 million), respectively, for the financial year ended 31 December 2005. Maynilad incurred a net loss before and after taxation and extraordinary items, of Php 2,287 million (approximately US$40.8 million) and Php 2,310 million (approximately US$41.2 million), respectively, for the financial year ended 31 December 2004.

First Pacific is a Hong Kong based investment and management company with operations in Southeast Asia. The Company's principal business interests relate to telecommunications and consumer food products.

First Pacific's investment in DMCI-MPIC will be accounted for by First Pacific as an investment in an associated company or jointly controlled entity.

LISTING RULES IMPLICATIONS

The Consortium has been formed as a 50:50 venture and, accordingly, currently anticipates that First Pacific, through MPIC, will provide 50% of the investment amount. However, as referred to above, agreement in principle has been reached for a participation in the investment by funds managed by Ashmore and details of the overall financing plan for the investment have yet to be finalised. It is anticipated, however, that First Pacific's and MPIC's total cash investment in respect of the acquisition and financial support to DMCI-MPIC in respect of DMCI-MPIC's standby letter of credit requirements will not exceed US$267 million.

Accordingly, the investment in Maynilad is a discloseable transaction for First Pacific under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). A circular containing further details of the proposed investment will be despatched to First Pacific's shareholders in accordance with the requirements of the Listing Rules.

By Order of the Board
First Pacific Company Limited
Nancy L.M. LI
Company Secretary

Hong Kong, 5 December 2006

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*	Tedy Djuhar
Manuel V. Pangilinan, *Managing Director and CEO*	Sutanto Djuhar
Edward A. Tortorici	Ibrahim Risjad
Robert C. Nicholson	Benny S. Santoso
Ambassador Albert F. del Rosario	Graham L. Pickles*
Edward K.Y. Chen*, *GBS, CBE, JP*	David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

THIS ABRIDGE CIRCULAR TO SHAREHOLDERS IN RESPECT OF THE PROPOSED TRANSACTION

Indofood
THE SYMBOL OF QUALITY FOODS

PT INDOFOOD SUKSES MAKMUR Tbk

Principal Businesses

Instant noodle industry, flour milling, and equity investments in subsidiaries engaged in integrated food processing, plantations, processing of edible oils and fats and distribution

Principal Office :

Ariobimo Sentral Building, 12th Floor, Jalan H.R. Rasuna Said X - 2 Kav. 5, South Jakarta 12950 - Indonesia

Telephone : +62 (21) 522 - 6822 Facsimile: +62 (21) 522 - 6014

THIS CIRCULAR IS ISSUED IN CONJUNCTION WITH THE PROPOSED TRANSACTION FOR A REVERSE TAKEOVER ("RTO TRANSACTION") THROUGH AN EXCHANGE BY INDOFOOD SINGAPORE HOLDINGS PTE. LTD. ("ISHPL") ON ALL SHARES IN INDOFOOD OIL & FATS PTE. LTD. ("IOFPL"), WHICH WILL OWN 90% SHARES OF PT SALIM IVOMAS PRATAMA ("SIMP"), WITH APPROXIMATELY 98.67% SHARES OF CITYAXIS HOLDINGS LIMITED (FORMERLY KNOWN AS "ISG ASIA LIMITED", AND PROPOSED TO BE FURTHER CHANGED TO INDOFOOD AGRI RESOURCES LTD. ("INDOAGRI")) AND FOLLOWED BY PLACEMENT OF NEW INDOAGRI SHARES AND/OR SHARES OF INDOAGRI OWNED BY ISHPL ON THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX-ST"), RESULTING IN A DILUTION OF THE COMPANY'S EFFECTIVE OWNERSHIP IN SIMP.

The Board of Commissioners and the Board of Directors of the Company accept full responsibility for the accuracy of all the material information contained in this Circular, and confirm that, after making sufficient and reasonable enquiries, and to the best of their knowledge and belief, there are no important and relevant information the omission of which would cause the material information in this Circular to be incorrect and/or misleading.

The Board of Commissioners and the Board of Directors of the Company declare that the above Transaction does not constitute a transaction with a conflict of interest, as defined in Bapepam Regulation No.IX.E.1 concerning Conflict of Interest on Certain Transactions, Attachment to Decree of the Chairman of Bapepam No. Kep-32/PM/2000 dated 22 August 2000 on Conflict of Interest on Certain Transactions.

I. INTRODUCTION

This Circular is prepared for the interests of the Shareholders of the Company in order to provide them with information regarding the Transaction for their decision in the Company's EGM to be held on 22 December 2006, with regard to the Transaction.

A general overview of the Transaction is as follows:

1. Currently, the effective ownership of the Company in SIMP is 83.84%;
2. For the purpose of the Transaction, the Company has incorporated ISHPL, which owns 100% of IOFPL shares;
3. IOFPL will subscribe for all of the newly-issued shares of SIMP totaling 2,277,549 shares at Rp 2,277,549,000,000, or equivalent to 90% ownership in the enlarged share capital of SIMP. IOFPL will fund such subscription through temporary Bank financing. After the share issuance, the Company's effective ownership in SIMP remains unchanged;
4. Following the fulfillment of the conditions precedent of the Agreement, ISHPL will exchange all of its shares in IOFPL with 9,982,000,000 new shares of IndoAgri which is equivalent to approximately 98.67% of the enlarged share capital in IndoAgri immediately upon completion of the RTO Transaction. After the completion of RTO Transaction, the Company's effective ownership in SIMP will become 82.84%;
5. Upon completion of the RTO Transaction, IndoAgri shall implement the Share Consolidation from initially 10,117,000,000 shares to become 1,011,700,000 Consolidated Shares, so that ISHPL will own a total of 998,200,000 Consolidated Shares;
6. In order to comply with the shareholding spread and distribution requirements of the SGX-ST, as well as to raise funds, IndoAgri will carry out the Placement. The shares to be offered are up to 435,000,000 new shares of IndoAgri and/or shares of IndoAgri owned by ISHPL, whereby the total shares to be offered is up to approximately 30% of IndoAgri's enlarged share capital. Thereafter, the Company's effective ownership in SIMP will be diluted to at least approximately 60.45%.

With regards to the Transaction, IndoAgri is not an affiliated party of i) the Directors, ii) Commissioners, iii) Controlling Shareholders of the Company, and iv) affiliated party of Directors, Commissioners and Controlling Shareholders of the Company, as defined in the Bapepam Regulation No. IX.E.1. As such, the proposed Transaction does not constitutes a conflict of interest transaction.

II. INFORMATION ON THE COMPANY

1. General

The Company was established under the name of PT Panganjaya Intikusuma based on Deed No. 228, dated 14 August 1990, as amended by Deed No. 249, dated 15 November 1990 and Deed No. 171, dated 20 June 1991, all made before Benny Kristianto, S.H., Notary in Jakarta and was approved by the Ministry of Justice based on the Decree of the Minister of Justice No. C2-2915.HT.01.01.Th.91, dated 12 July 1991, and was registered at the District Court of South Jakarta under No. 579, 580 and 581, dated 5 August 1991, and published in the BNRI No.12/611, dated 11 February 1992.

The Company's Articles of Association have been severally amended, the last amendment based on Deed No. 75 dated 25 June 2004, made before Benny Kristianto, S.H., Notary in Jakarta, reported to the Ministry of Justice as evidenced by receipt No. C-16055.HT.01.04TH.2004, dated 25 June 2004 and published in the BNRI No. 98/1034, dated 7 December 2004.

2. Business Activities

The Company's business activities comprise of 4 business groups, which are:
i) Consumer Branded Products,
ii) Bogasari,
iii) Edible Oils and Fats, and
iv) Distribution.

The Consumer Branded Products Group is engaged in the manufacturing of instant noodles, food seasonings, snack food and nutrition and special foods.

The Bogasari Group mainly engages in flour milling. It is one of the world's largest manufacturers based on production capacity in one location.

The Edible Oils and Fats Group or the EOF Group engages in oil palm plantations and its mills, which are integrated with the processing and marketing of cooking oil, margarine, shortening, and the processing of coconut oil and its derivative products.

The Distribution Group engages in the distribution of consumer products through its own national distribution network. It mainly engages in distribution of consumer products produced by the Company and its subsidiaries.

3. Capital and Shareholding Structure

The Capital and Shareholding structure of the Company, based on the report issued as of 31 October 2006 issued by the Company's Share Registrar, is as follows:

Shareholders	Nominal Value Rp 100 per share		
	Shares	Rupiah	%
Authorised Capital	30,000,000,000	3,000,000,000,000	
Issued and Fully Paid Up Capital:			
- CAB Holdings Limited	4,394,603,450	439,460,345,000	51.53
- Public	4,133,985,550	413,398,555,000	48.47
Sub Total	8,528,589,000	852,858,900,000	100.00
Treasury Stock	915,600,000	91,560,000,000	
Total Issued and Fully Paid Up Capital	9,444,189,000	944,418,900,000	
Shares in Portfolio	20,555,811,000	2,055,581,100,000	

4. Board of Commissioners and Board of Directors

Based on Deed No. 6 dated 2 June 2006 made before Benny Kristianto, S.H., Notary in Jakarta, the Board of Commissioners and Board of Directors of the Company are as follows:

BOARD OF COMMISSIONERS

President Commissioner : Manuel Velez Pangilinan
Commissioner : Benny Setiawan Santoso
Commissioner : Edward Anthony Tortorici
Commissioner : Ibrahim Risjad
Commissioner : Albert del Rosario
Commissioner : Robert Charles Nicholson
Commissioner : Graham Leigh Pickles
Independent Commissioner : Utomo Josodirjo
Independent Commissioner : Torstein Stephansen
Independent Commissioner : Wahjudi Prakarsa

BOARD OF DIRECTORS

President Director : Anthoni Salim
Vice President Director : Cesar Manikan dela Cruz
Vice President Director : Franciscus Welirang
Vice President Director : Darmawan Sarsito
Director : Aswan Tukiaty
Director : Tjhie Tje Fie
Director : Taufik Wiraatmadja
Director : Philip Suwardi Purnama
Director : Maringan Purba Sibarani
Director : Mulyawan Tjandra

III. INFORMATION ON THE EOF GROUP

The EOF Group consists of SIMP and Subsidiaries of SIMP which conduct the Company's business operations of oil palm plantations and its mills, which are integrated with the processing and marketing of cooking oil, margarine, shortening, and the processing of coconut oil as well as its derivative products.

1. General

SIMP was incorporated pursuant to the laws of the Republic of Indonesia based on Deed No.65 dated 12 August 1992 made before Maria Andriani Kidarsa, S.H., Notary in Jakarta. The Deed was approved by the Ministry of Justice based on the Decree of the Minister of Justice No. C2-9737.HT.01.01.TH.93 dated 27 September 1993, registered in the District Court of South Jakarta on 18 October 1993 under No. 977/A/PT/HKM/1993/PN.JakSel and published in the BNRI No.101/5933 dated 17 December 1993.

The Articles of Association of SIMP have been severally amended, the latest of which by Deed No. 45 dated 16 August 2006 made before Herdimansyah Chaidirsyah, S.H., Notary in Jakarta. The Deed was reported to the Ministry of Justice as evidenced by the receipt No. C-24668 HT.01.04.TH.2006 dated 23 August 2006.

2. Business Activities

The main business activities of SIMP encompass the operations of oil palm plantations and its mills, which are integrated with the processing and marketing of cooking oil, margarine, shortening, as well as the processing of coconut oil and its derivative products.

3. Capital and Shareholding Structure

Based on Deed No. 45 dated 16 August 2006 made before Herdimansyah Chaidirsyah S.H., Notary in Jakarta, the Capital and Shareholding structure of SIMP is as follows:

Shareholders	Nominal Value Rp 1,000,000 per share		
	Shares	Rupiah	%
Authorised Capital	300,000	300,000,000,000	
Issued and Fully Paid Up Capital:			
- PT Indofood Sukses Makmur Tbk	202,437	202,437,000,000	80.00
- PT Birina Multidaya	32,708	32,708,000,000	12.93
- PT Bina Makna Indopratama*	9,739	9,739,000,000	3.84
- PT Metro Lintas Nusa	8,177	8,177,000,000	3.23
Total Issued and Fully Paid Up Capital	253,061	253,061,000,000	100.00
Shares in Portfolio	46,939	46,939,000,000	

* PT Bina Makna Indopratama is 100% owned by the Company

22/11 '06 WED 13:42 [TX/RX NO 5609] 004

4. Board of Commissioners and Board of Directors

Based on Deed No. 45 dated 16 August 2006 made before Herdimansyah Chaidirsyah S.H., Notary in Jakarta, the Board of Commissioners and Board of Directors of SIMP are as follows:

BOARD OF COMMISSIONERS

President Commissioner	: Cesar Manikan dela Cruz
Commissioner	: Darmawan Sarsito
Commissioner	: Tjhie Tje Fie

BOARD OF DIRECTORS

President Director	: Mulyawan Tjandra
Vice President Director	: Gunadi
Vice President Director	: Moleonoto
Director	: Darjono Koesoemaningrat
Director	: Tan Agustinus Dermawan

5. Plantation and Production Facilities

In oil palm plantation and processing of CPO, the EOF Group, as of 30 June 2006 owns approximately 130,012 hectares of oil palm plantation land (excluding land under the plasma program, rubber plantation and land used for oil palm seed breeding), of which approximately 63,552 hectares are planted with oil palm. In addition, the EOF Group also owns a rubber plantation of approximately 8,530 hectares, of which approximately 5,015 hectares are planted, and land used for oil palm seed breeding of approximately 229 hectares.

On 16 August 2006, SIMP entered into a conditional sale and purchase agreement to acquire shares in 3 (three) oil palm plantation companies, namely PT Mega Citra Perdana and its subsidiaries, PT Mentari Subur Abadi and its subsidiary, and PT Swadaya Bhakti Negaramas ("Plantation Companies"), which own land permits for oil palm plantations of approximately 85,541 hectares. Further information about the Plantation Companies may be referred to in the Circular Letter issued by the Company dated 29 September 2006.

The proposed sale and purchase of the Plantation Companies has been approved by the Independent Shareholders of the Company during the Company's EGM held on 16 October 2006 and it is expected that the transaction will be completed in the first quarter of 2007.

Upon completion of the acquisition of the Plantation Companies, the plantation land of the EOF Group will increase to approximately 224,312 hectares (including rubber plantation of 8,530 hectares and oil palm seed breeding of 229 hectares).

As of 30 June 2006, the EOF Group operates 6 (six) Palm Oil Mills located in the province of Riau with total capacity of 315 MT of FFB per hour. SIMP is currently in the process of constructing a new Palm Oil Mill with a capacity of 45 MT of FFB per hour in West Kalimantan which is expected to be completed by the end of 2006. SIMP also owns processing facilities: refinery, fractionation, margarine processing and copra mill with a capacity of approximately 885,000 MT of CPO, 544,500 MT, 328,500 MT and 270,000 MT per year, respectively.

6. Business Expansion Plans of EOF Group

Considering that the oil palm industry has good and profitable business prospects, and that there is increasing demand for CPO and its derivative products, the EOF Group targets to expand the planted area of its oil palm plantations from approximately 63,552 hectares as of 30 June 2006 up to approximately 250,000 hectares by the year 2015, through further acquisition and cultivation of plantation land already owned.

In order to develop Raw Land into planted and productive Oil Palm plantations, it generally requires approximately a period of 4 (four) years, and the cost for such development and its related Palm Oil Mill is estimated to be about USD 4,000 per hectare throughout the development period as mentioned above.

In addition, the EOF Group also plans to expand the capacity of processing facilities to increase its production of CPO and its derivative products consisting, amongst others, of the following:

a. Construction of its Palm Oil Mill located in West Kalimantan with a capacity of 45 MT of FFB per hour which is expected to be completed by the end of 2006 with a total investment of about Rp 65 billion;
b. Increase in capacity of its refinery, fractionation and margarine processing plant in Medan by approximately 120,000 MT, 60,000 MT, and 60,000 MT, respectively, by 2008 with a total investment of about Rp 80 billion;
c. Relocation of its processing facilities in Jakarta, with investment of about USD 40 million, which is targeted to become operational by early 2009. The said new processing facilities are estimated to have refining capacity of about 420,000 MT of CPO per year, an increased from the previous capacity of about 247,500 MT per year. The said relocation is expected to reduce the raw materials' land transportation costs of EOF Group.

IV. INFORMATION ON INDOAGRI

1. General

IndoAgri, currently named CityAxis Holdings Limited, a company incorporated on 5 October 2001, under its original name of CityAxis Holdings Pte. Ltd., pursuant to the laws of the Republic of Singapore with Company Registration No. 200106551G.

On 20 June 2002, IndoAgri became a public company, and as of 12 July 2002, its shares were listed on the SGX-SESDAQ, under the name of CityAxis Holdings Limited. Based on the Resolution dated 27 August 2003, the company's name was changed to ISG Asia Limited, and on 30 October 2006, was renamed back to CityAxis Holdings Limited.

The market capitalisation of IndoAgri as of 20 November 2006 is SGD 26.32 million.

2. Business Activities

Prior to 30 October 2006, IndoAgri was primarily engaged in the business of providing project management, facilities management, engineering and fitting-out works & services, and interior design services in Singapore, Malaysia and countries in North Asia and the Middle East. On 30 October 2006, IndoAgri has disposed of substantially all of the above businesses. Currently, IndoAgri's remaining businesses includes a subsidiary engaged in providing leasing services and another subsidiary engaged in providing mechanical and electrical services. IndoAgri is currently in the process of disposing of such remaining businesses.

3. Capital and Shareholding Structure

As of 31 October 2006 IndoAgri's Capital and Shareholding structure is as follows:

	Shares	SGD
Issued and Fully Paid Up Capital	135,000,000	6,750,000
Shareholders :	**Shares**	**%**
Yeunh Oi Siong	645,000	0.48
John David Michael King	100,000	0.07
Huang Yuan Chiang	100,000	0.07
Yeo Wee Kiong	100,000	0.07
Kumpulan CityAxis Sdn. Bhd.	49,500,000	36.67
Loke Tan Chung	27,040,000	20.03
Chew Siew Lee	97,000	0.07
Public	57,418,000	42.53
Total	**135,000,000**	**100.00**

4. Management

Non-Executive Chairman : John David Michael King
Executive Director & CEO : Yeunh Oi Siong
Independent Director : Huang Yuan Chiang
Independent Director : Yeo Wee Kiong

Chief Financial Officer : Lim Eng Hoe
Company Secretary : Lee Siow Jee, Jennifer

5. Other Important Information

On 11 July 2006, IndoAgri entered into a sale and purchase agreement with Interior Services Group Plc. to sell substantially all of its subsidiaries' existing businesses for SGD 13.6 million ("First Disposal"), subject to the fulfilment of all conditions precedent, among which are completion of IndoAgri's group restructuring exercise and approval of IndoAgri's shareholders for the First Disposal. The First Disposal was approved by the Shareholders during IndoAgri's EGM held on 23 October 2006, and was completed on 30 October 2006. Information on subsidiaries sold in the First Disposal is provided in the table above.

IndoAgri will dispose all its remaining subsidiaries ("Second Disposal") no later than 30 November 2006. Currently, IndoAgri is in the process of carrying out the Second Disposal. Information on subsidiaries to be sold in the Second Disposal is provided in the table above.

The proceeds from the First Disposal and the Second Disposal shall be used for the following:

- Between SGD 5.4 million and SGD 10.334 million to be distributed to the Shareholders of IndoAgri in the form of Cash Distribution; and
- The balance will be used as working capital.

The Cash Distribution can only be carried out, amongst others, after obtaining approval from the Singapore High Courts, in accordance with the Companies Act of Singapore.

The approval of IndoAgri's Shareholders for a pro rata capital reduction of up to SGD 10,334,250 was obtained on 23 October 2006. On 13 November 2006, IndoAgri announced that an amount of SGD 6,750,000 will be returned to Shareholders of IndoAgri as the capital reduction. Subject to the sanction of the Singapore Courts, such capital reduction will take effect upon the lodgement of the court order sanctioning the same, with the Registrar of Companies of Singapore in accordance with the Companies Act of Singapore. It is expected that the Cash Distribution will take place prior to the completion of the RTO Transaction.

After the completion of the First Disposal and the Second Disposal as well as the Cash Distribution to the Shareholders of IndoAgri, the NTA of IndoAgri immediately prior to the completion of the RTO Transaction shall be no less than SGD 5 million in cash and the NTA per IndoAgri share shall be no less than SGD 0.037.

V. CONDITIONAL SALE AND PURCHASE AGREEMENT

With regard to the Transaction, on 23 August 2006, the Company has entered into the Agreement. The following is a summary of the terms of the Agreement:

1. Parties to the Agreement :

1.1 The Company, through ISHPL, as the party to exchange the entire issued and fully-paid share capital of IOFPL owned by ISHPL to IndoAgri. Based on a deed of ratification and accession dated 11 September 2006, ISHPL bound itself as a party to the Agreement, and as such, has rights and obligations provided under the Agreement.

1.2 IndoAgri as the party to issue to ISHPL 9,982,000,000 new IndoAgri shares (which after the Share Condolidation shall be 998,200,000 Consolidated Shares), which is equivalent to approximately 98.67% of the enlarged share capital of IndoAgri to be exchanged with shares of IOFPL owned by ISHPL.

1.3 Yeunh Oi Siong and Kumpulan CityAxis Sdn. Bhd., who in aggregate own and have an interest in approximately 37.22% of the total number of issued shares in IndoAgri, and who have each undertaken to vote, or to procure the voting of such shares in favour of the proposed Transaction, First Disposal and Second Disposal as well as the Cash Distribution at IndoAgri's EGMs.

2. Material Provisions of the Agreement

2.1. Conditions precedent to the Completion of the RTO Transaction

The RTO Transaction shall be completed subject to the fulfillment of all conditions precedent in the Agreement including:

1. The approval from IndoAgri's Shareholders, among others, for the Transaction;
2. The approval from the independent shareholders of IndoAgri for the proposed whitewash resolution ("Whitewash Resolution") relating to the waiver by such independent shareholders of their rights to receive a mandatory general offer for their shares from the Company, ISHPL and parties acting in concert with them, in connection with the issue of new shares to ISHPL pursuant to the RTO Transaction;
3. The approval from the SGX-ST for the RTO Transaction;
4. The approval in-principle of the SGX-ST for i) the transfer of the IndoAgri's listing from SGX-SESDAQ to the Mainboard of the SGX-ST after completion of the RTO Transaction and ii) for the listing and quotation on the SGX Mainboard of the shares of IndoAgri owned by ISHPL, the Consolidated Shares and new shares of IndoAgri pursuant to the Placement;
5. The approval from the SIC to grant a waiver to the Company, ISHPL and parties acting in concert with them on their obligation to make a mandatory offer for shares of IndoAgri not owned by the Company, ISHPL or parties acting in concert with them;
6. The approval of the Company's Shareholders and the Shareholders of First Pacific for the Transaction;
7. The completion of the EOF Group Restructuring;
8. The due diligence has been conducted by all concerned parties to the Agreement with satisfactory result;
9. All material approvals, permits, and exemptions required for the Transaction have been obtained by IndoAgri, the Company, and First Pacific;
10. The pro forma consolidated net profit after tax and minority interest (unaudited) of the EOF Group for the year 2005 prepared in accordance with International Financial Reporting Standards, on the basis that the EOF Group Restructuring was completed on 1 January 2003, amounting to no less than Rp. 602.9 billion;
11. No later than 30 (thirty) days after completion of the RTO Transaction, IndoAgri and/or ISHPL will enter into a Placement Agreement with one or more placement agents in connection with the Placement of IndoAgri shares;
12. Completion of the First Disposal on or before 31 October 2006, and the Second Disposal on or before 30 November 2006;
13. The completion of the Cash Distribution to the Shareholders of IndoAgri in accordance with the provisions of the Companies Act of Singapore.

2.2. Changes in Board of Directors of IndoAgri

Pursuant to the terms of the Agreement, IndoAgri shall appoint two Directors nominated by ISHPL, as Non-Executive Directors of IndoAgri, namely, Tjhie Tje Fie and Moleonoto, who are currently acting as a Director of Company and Vice President Director of SIMP, respectively. The appointment of the said two Directors is only intended to facilitate the RTO Transaction. Without prejudice to their respective obligations and responsibilities as Directors of IndoAgri in respect of the day-to-day operational activities of IndoAgri, both of them shall not be involved in any decision making in relation to the Transaction. The appointment of the said 2 (two) Directors shall not constitute a conflict-of-interest, as defined under Bapepam Regulation No.IX.E.1, considering that such Directors shall not be involved in any decision making in relation to the RTO Transaction .

After the completion of the RTO Transaction, all Directors of IndoAgri will resign from the board, with the exception of Tjhie Tje Fie and Moleonoto who will serve as Non-Executive Director and Executive Director, respectively. Thereafter, the composition of the Board of Directors of IndoAgri after the completion of RTO Transaction will be as follows:

Chairman and Independent Director	: Lee Kwong Foo, Edward
Vice Chairman and Non-Executive Director	: Benny Setiawan Santoso
Independent Director	: Lim Hock San
Independent Director	: Goh Kian Chee
Independent Director	: Hendra Susanto
CEO and Executive Director	: Cesar Manikan dela Cruz
Non-Executive Director	: Tjhie Tje Fie
Executive Director	: Mulyawan Tjandra
Executive Director	: Gunadi
Executive Director	: Moleonoto

2.3. Completion of the Transaction

All relevant parties shall put forth the best effort to complete and fulfill all conditions precedent of the Agreement on 31 March 2007 or any other dates as agreed in writing by the parties thereof. The completion of the RTO Transaction will take place within 7 (seven) business days after all of the conditions precedent are satisfactorily fulfilled or waived, or such other date as the parties may agree in writing. Meanwhile, the Placement shall be carried out within 30 (thirty) days after the completion of the RTO Transaction.

2.4. Listing, Relevant Warranties and Other Warranties

Listing

After the completion of the RTO Transaction, IndoAgri and/or ISHPL shall enter into a Placement Agreement, and shall put forth the best effort to prepare and submit the Registration Statement Document to the Monetary Authority of Singapore in connection with the Placement.

- With regards to the Placement Price, all relevant parties have agreed that in the event the Placement Price is less than SGD 0.75 per share, then ISHPL shall compensate in cash the difference between SGD 0.75 and the Placement Price, subject to a maximum compensation of SGD 0.37 per share (Value Assurance).

Such compensation (if any) is to be delivered by mail to the Shareholders of IndoAgri (other than ISHPL and other shareholders subscribing through the Placement) registered as at the book closure date, as determined by the Board of Directors of IndoAgri, who are entitled to the Value Assurance.

Relevant Warranties and Other Warranties

Moratorium

To comply with the provisions and regulations of SGX-ST, during the period of 6 (six) months commencing from the date of completion of the RTO Transaction, the Company and ISHPL will not sell, transfer or otherwise dispose in whatsoever manner its shareholdings in ISHPL and IndoAgri respectively. Save that the shares of IndoAgri owned by ISHPL which are the subject of the Placement referred to in Section VI.4 shall not constitute or be deemed to be a part of the above. ISHPL and the Company will neither publicly announce any intention contrary to the above obligation, without prior written consent from the placement agent.

Business Competition

The Company has agreed to refrain from engaging in identical or similar business activities that may be in direct competition with IndoAgri, and will not acquire businesses or shares in any company that engage in identical or similar business activities as IndoAgri.

Additionally, the Company's controlling shareholder has agreed to give the right of first refusal to IndoAgri if the majority shareholder of the Company intends to engage in businesses and/or acquisitions of shares in a company with identical or similar business activities as IndoAgri.

VI. INFORMATION ON THE TRANSACTION

1. Purpose and Background of the Transaction

The Company intends to list the shares of the Company's subsidiary, which is part of the EOF Group, on the SGX-ST through the RTO Transaction, and also to carry out the Placement for purposes of funding the EOF Group's business expansion.

2. Benefits of the Transaction

The benefits of the Transaction for the Company are as follows:

2.1 Sourcing funds for expansion of EOF Group's businesses

The Transaction provides the Company, in particular the EOF Group, with access to funds from foreign investors for expansion of its business activities in the future.

2.2 Expanding the network of investor

The Company is currently listed on the Jakarta and Surabaya Stock Exchanges. The additional listing by the EOF Group on the SGX-ST will expand and provide a more complete investor base, in terms of the number and origin of investors, investment characteristics as well as a more expansive outlook of industry prospects.

2.3 Improving Shareholder Value

By listing its shares on a stock exchange, the valuation of the EOF Group is expected to reflect its market value. Additionally, the business expansion funded by proceeds obtained by IndoAgri from the Placement is also expected to increase the value of the EOF Group.

An increase in the value of the EOF Group is expected to eventually increase shareholders value of the Company.

3. Stages of the Transaction

1. After fulfilling of the conditions precendent of the Agreement, SIMP will issue 2,277,549 new shares with a total value of Rp 2,277,549,000,000, all of which will be subscribed and fully paid by IOFPL, such that IOFPL will have 90% ownership in the enlarged share capital of SIMP. IOFPL will fund such subscription from temporary Bank financing. Related to the issuance of new shares, the Company's effective shareholding in SIMP remains unchanged at 83.84%;

2. Pursuant to the provisions in the Agreement, ISHPL will exchange all of its shares in IOFPL with 9,982,000,000 new shares of IndoAgri at an agreed share issue value of SGD 392,691,880; such that ISHPL will own approximately 98.67 % of IndoAgri's shares. As a result, the Company's effective ownership in SIMP will become 82.84%;

3. In completing the RTO Transaction the Company, ISHPL and parties acting in concert with them was granted by the SIC on 4 October 2006 a waiver of its obligation for a mandatory offer under the Laws of the Republic of Singapore. Such waiver is granted subject to certain provisions, such as, among others, approval of the majority of Independent Shareholders of IndoAgri (i.e., Shareholders of IndoAgri other than ISHPL or other parties acting in concert with it) for a Whitewash Resolution as explained in Section V.2.1.2.;

4. Following the completion of the RTO Transaction, IndoAgri will carry out a Share Consolidation which will reduce the number of issued shares of IndoAgri from 10,117,000,000 shares to become 1,011,700,000 Consolidated Shares;

5. Finally, to comply with the SGX-ST shareholding spread and distribution requirements as well as to raise funds, IndoAgri will carry out the Placement. Shares to be offered are up to 435,000,000 new shares of IndoAgri and/or shares of IndoAgri owned by ISHPL, whereby the total shares to be offered is up to approximately 30% of IndoAgri's enlarged share capital. Thereafter, the Company's effective ownership in SIMP will be diluted to at least approximately 60.45%.

4. Placement of IndoAgri

Following the RTO Transaction, but before the Placement, ISHPL or its parties acting in concert with it, will own 9,982,000,000 IndoAgri shares or 998,200,000 Consolidated Shares equivalent to approximately 98.67% of all shares issued by IndoAgri. Based on SGX-ST requirements and regulations (assuming the Placement is offered at SGD 0.75 per share) at least 12% of shares issued by IndoAgri must be held by at least 1,000 Public Shareholders in order for IndoAgri to maintain its listing status and have such listing transfer to the SGX-ST Mainboard. In connection thereof, IndoAgri plans to carry out the Placement within 1 (one) month after the RTO Transaction or such other time period as may be permited by SGX-ST.

In order to comply with the above mentioned matter, as well as to raise funds from the public, IndoAgri will carry out a Placement (after Shares Consolidation). The shares to be offered are up to 435,000,000 new shares of IndoAgri and/or Shares of IndoAgri owned by ISHPL, whereby the total shares to be offered is up to approximately 30% of IndoAgri's enlarged share capital.

Given that one of the objectives and rationale of the Placement is to raise funds, the Company is therefore of the view that the issuance of new shares under the Placement is the preferred option for the EOF Group to obtain funds directly from the public for its business expansion.

As completion of the RTO Transaction will result in a separate listing of the EOF Group on the SGX-SESDAQ and subsequently the Mainboard of the SGX-ST, the provisions of Practice Note 15 ("PN 15") to the Rules Governing the Listing of Securities on the HKSE ("Hong Kong Listing Rules") will apply. Following the completion of the Placement, the effective ownership of the Company in SIMP will be diluted, which in turn will affect First Pacific as the Controlling Shareholder of the Company (through CAB Holdings Limited) as its effective shareholding in SIMP will be materially diluted for the purposes of the Hong Kong Listing Rules. Under PN 15, First Pacific must obtain approval of its shareholders in a special general meeting of First Pacific's shareholders to effect such change.

PN 15 also requires First Pacific to pay due regard to the interests of its existing shareholders by providing them with an assured entitlement to shares in IndoAgri, either by way of a distribution in specie of shares in IndoAgri or by way of preferred application in any offering of new shares in IndoAgri ("Assured Entitlement").

Under the existing laws, rules and regulations in Hong Kong, it would not be lawful for First Pacific to offer shares in IndoAgri by way of preferred application without registration of a prospectus in Hong Kong. Given the time and expense involved in preparing, finalising and obtaining regulatory approvals for such prospectus and the shares in IndoAgri are listed in Singapore only, First Pacific does not consider it appropriate to provide its shareholders with the Assured Entitlement by way of a preferential application for new shares in IndoAgri.

To comply with PN 15, First Pacific instead proposes to effect the Assured Entitlement by subscribing through the Placement for such number of shares in IndoAgri as is necessary to satisfy the Assured Entitlement and distributing such IndoAgri shares as a special dividend in specie to its shareholders.

Details of the Assured Entitlement are subject to the approval of the HKSE. Assuming that IndoAgri will issue new shares under the Placement totalling 435,000,000 shares or approximately 30% of its enlarged share capital, and subject to the approval of the HKSE, First Pacific intends to subscribe for, and distribute to its shareholders, a maximum of 6,525,000 IndoAgri shares, or equivalent to 1.5 % of the shares in IndoAgri to be offered in the Placement pursuant to the Assured Entitlement. In such instance, shareholders of First Pacific is anticipated to receive 4 (four) shares in IndoAgri for every 1 (one) board lot (2,000 (two thousand) shares) held in First Pacific pursuant to the Assured Entitlement to be provided to them in accordance with PN 15.

All IndoAgri shares subscribed by First Pacific related to the Assured Entitlement shall be purchased at the Placement Price.

5. Shareholding Structure Before and After the Transacsion

Shareholding Structure Before the Transacsion



MLN
BMD
Company*
ISHPL
SIMP
IOFPL
SIL
MBP
LP
KMS
SAIN
MCP
MSA
SBN
ASL
KGP
SP
CTP
IP
GMR
RAP
CKS
JS
MPI
GS
ASP
CNIS
Plantation Companies to be acquired
* Direct and indirect ownership

Shareholding Structure After the Transaction:

(With the assumption the Placement of 435,000,000 new shares or approximately 30% of the enlarged share capital of IndoAgri takes place)



MLN
BMD
Company
ISHPL
Public
IndoAgri
IOFPL
SIMP
BIL
MBP
IP
KMS
SAIN
MCP
MSA
SBN
ASL
KGP
SP
OTP
JP
GMR
RAP
CKS
JS
MPI
GS
ASP
CNIS
Plantation Companies to be acquired

6. Tentative Timetable of Transaction

The following is the tentative timetable in relation with the Transaction;

TIME TABLE	DATE
EGM of the Company	22 December 2006
EGM of SIMP	28 December 2006
Completion of RTO Transaction	18 January 2007
Completion of the Transaction	14 February 2007

VII. PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY AND SUBSIDIARIES

The table below presents the Condensed Consolidated Pro Forma Balance Sheet and the Consolidated Pro Forma Income Statement of the Company and its subsidiaries, which have been prepared in accordance with Statements of Financial Accounting Standards issued by the Indonesian Institute of Accountants , assuming that the Company carries out the RTO Transaction on 1 January 2006. The said Condensed Consolidated Pro Forma Financial Information have been prepared by management based on the Consolidated Financial Statements of the Company and its subsidiaries for the 6 (six) months ended 30 June 2006, which have been reviewed by Purwantono, Sarwoko & Sandjaja (a member of Ernst & Young Global)

(in million rupiah)

Condensed Consolidated Balance Sheet 30 June 2006	**Before Transaction**	**After Transaction**
ASSETS		
Current Assets	7,105,478	7,134,843
Non-current Assets	8,786,407	8,788,243
TOTAL ASSETS	**15,891,885**	**15,923,086**
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities	5,230,713	5,230,713
Non-current Liabilities	5,546,719	5,546,719
Minority Interests in net assets of Subsidiaries	612,425	618,885
Net Shareholder's Equity	4,502,028	4,526,769
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**15,891,885**	**15,923,086**
Condensed Consolidated Statement of Income (6) Six Months ended 30 June 2006		
Net sales	10,141,747	10,141,747
Gross profit	2,303,159	2,303,159
Income from operations	931,761	931,761
NET INCOME	**267,770**	**285,284**

Financial Effects of the Placement

The effects on the consolidated financial statement of the Company and its subsidiaries as a result of the Placement are as follows:

- The "Minority Interests in Net Assets of Subsidiaries" account will increase in proportion with the dilution of the Company's effective ownership in Net Assets of SIMP, and in line with this, the "Minority Interests in Net Earnings of Subsidiaries" will also increase; and
- Total consolidated assets of the Company will increase in line with the proceeds of the Placement.

VIII. SUMMARY OF REPORT AND OPINION OF INDEPENDENT PARTIES

In conjunction with the RTO Transaction, the Company has appointed the following independent parties:

PT Laksa Laksana

PT Laksa Laksana has submitted the EOF Group's Valuation Report No. 06-0222/SIMP/S dated 6 November 2006 which states that based on the *adjusted net asset method, discounted cash flow method* and *guideline company method*, the fair market value of 100% Equity of EOF Group is Rp 5,514,518,000,000 (Five trillion Five hundred Fourteen billion and Five hundred Eighteen million Rupiah).

PT Heburinas Nusantara

PT Heburinas Nusantara has submitted a Fairness Opinion on the RTO Transaction No. 195-VAL-XI/2006 dated 15 November 2006 which states that based on their analysis, the RTO Transaction is beneficial and fair for Shareholders of the Company as well as comparable and within reasonable parameters to similar reverse takeover transactions in Singapore.

IX. EGM THE COMPANY RELATED TO THE TRANSACTION

With respect to the proposed Transaction as described in this Circular, the Company seeks to obtain approval of its Shareholders at an EGM of the Company to be held on Friday, 22 December 2006, in line with the relevant provisions stipulated in, Bapepam Regulation No.IX.E.2 on Material Transaction and Changes in Core Business Activities, Attachment to the Decree of the Chairman of Bapepam No. Kep-05/PM/2000 dated 13 March 2000, as amended by the Decree of the Chairman of Bapepam No. KEP-02/PM/2001 dated 20 February 2001 and in the Company's Articles of Association, which are as follows:

1. the Company's EGM must be attended by Shareholders or their proxies that represent more than one-half (1/2) of the total shares with legal voting rights and must be approved by more than one-half (1/2) of such votes in attendance;
2. In the event the Shareholders do not approve the Transaction, then the Transaction can not be proposed again for approval within a period of twelve (12) months from the day of the EGM when the Transaction is disapproved.

The invitation for the EGM will be announced to the Shareholders on 7 December 2006. Those Shareholders who will not be able to attend the EGM are requested to fill-up the Proxy Form and return it to the Company. The completed Proxy Form should be received by the Company's legal department at the address Artobimo Sentral Building, 8th Floor, Jalan H.R. Rasuna Said X-2 Kav 5, Kuningan, Jakarta 12950, Indonesia, at the latest 3 (three) working days prior to the date of the EGM, which is on Tuesday, 19 December 2006.

The agenda for the EGM is as follows:

1. Approval for the Reverse Takeover Transaction through an exchange by Indofood Singapore Holdingds Pte. Ltd. ("ISHPL") on all shares in Indofood Oil & Fats Pte. Ltd. ("IOFPL"), which will own 90% shares of PT Salim Ivomas Pratama ("SIMP"), with approximately 98.67% shares of Cityaxis Holdings Limited (formerly known as "ISG Asia Limited", and proposed to be further changed to Indofood Agri Resources Ltd. ("IndoAgri")), and followed by placement of new shares of IndoAgri and/or shares of IndoAgri owned by ISHPL on The Singapore Exchange Securities Trading Limited ("SGX-ST"), resulting in a dilution of the Company's effective ownership in SIMP; and
2. Change in the Company's Board

Following are the important dates in relation to the Company's EGM:

Timetable	Date
Announcement of date, place and agenda of EGM to Bapepam-LK, Jakarta Stock Exchange and Surabaya Stock Exchange	15 November 2006
Announcement of the EGM and the Abridged Circular Letter of the Transaction in the newspapers	22 November 2006
Recording Date	6 December 2006
Announcement of invitation for the EGM in the newspapers	7 December 2006
EGM	22 December 2006
Announcement of the result of EGM in the newspapers	27 December 2006
Report to Bapepam-LK, Jakarta Stock Exchange and Surabaya Stock Exchange regarding the result of the EGM	27 December 2006

X. RECOMMENDATION TO SHAREHOLDERS

The Board of Directors and Board of Commissioners of the Company have received the report and opinion from appointed Independent parties and have considered the benefit of the Transaction and believe that the Transaction is for the best interest of the Company and Shareholders of the Company. In view of this, the Board of Directors and Board of Commissioners of the Company hereby recommend to all of the Company's Shareholders to approve the proposed Transaction in the EGM to be held on 22 December 2006.

XI. ADDITIONAL INFORMATION

All Shareholders requiring additional information are advised to contact the Company during business hours at the following address:

PT Indofood Sukses Makmur Tbk
Ariobimo Sentral Building, 12th Floor, Jalan H.R Rasuna Said X-2 Kav. 5,
Jakarta 12950, Indonesia
Telephone : +62 (21) 522 8822 Facsimile : +62 (21) 522 6014

Indofood
THE SYMBOL OF QUALITY FOODS

NOTICE OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
PT INDOFOOD SUKSES MAKMUR Tbk
("Company")

Notice is hereby given to all Shareholders of the Company that the Extraordinary General Meeting of Shareholders ("Meeting") will be held on Friday, 22 December 2006, at 21st Floor Wisma Indosemen, Jalan Jenderal Sudirman Kav. 70 – 71, Jakarta 12910.

Invitation to the Meeting will be published in 2 (two) Indonesian newspapers and 1 (one) English newspaper on Thursday, 7 December 2006.

Shareholders recorded in the share register as of the close of business (16:00 p.m.) on Wednesday, 6 December 2006 are entitled to attend the Meeting.

Motions from Shareholders will be included in the agenda of the Meeting provided they comply with Article 21, paragraph 4 of the articles of association of the Company and are received by the Board of Directors at least seven (7) days before the date of the publication of the invitation to the Meeting.

Jakarta, 22 November 2006
PT INDOFOOD SUKSES MAKMUR Tbk
THE BOARD OF DIRECTORS